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                                 June 29, 2021

       Marc D. Hamburg
       SVP and Principal Financial Officer
       Berkshire Hathaway Inc.
       3555 Farnam Street
       Omaha, Nebraska 68131

                                                        Re: Berkshire Hathaway
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-14905

       Dear Mr. Hamburg:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies
       Other Critical Accounting Policies, page K-63

   1. We note your disclosure related to Goodwill and indefinite-lived intangible asset impairment here and on
page 40 of your Form 10-Q for the Quarterly Period ended March
                                                        31, 2021. In regards to
your goodwill and the related impairment evaluation, please revise your future filings to
identify the at-risk reporting units (i.e., fair value is not substantially in excess of the
carrying value) and disclose the percentage by which fair value exceeded carrying value as of
the date of the most recent test and the amount of goodwill allocated to the reporting unit.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Marc D. Hamburg
Berkshire Hathaway Inc.
June 29, 2021
Page 2

       You may contact Robert Klein at (202) 551-3847 or Hugh West at (202) 551-3872
with any questions.



FirstName LastNameMarc D. Hamburg                       Sincerely,
Comapany NameBerkshire Hathaway Inc.
                                                        Division of Corporation
Finance
June 29, 2021 Page 2                                    Office of Finance
FirstName LastName